[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Ola Bosterud                                                   December 19, 2005
Phone:  +47 67 52 64 00
Celluar:  +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Celluar: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548


                            PGS Refinancing Completed

     December 19, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that it has entered into a new $1 billion senior secured credit facility (the "New Credit Facility"). The New Credit Facility consists of a seven-year $850 million term loan and a five-year $150 million revolving credit facility, which replaced its existing secured $110 million credit facility. The proceeds from the term loan, as well as cash on hand, were used to finance the repurchase of all of PGS' outstanding 10% Senior Notes due 2010 (the "Notes") that were validly tendered pursuant to the Company's previously announced tender offer and consent solicitation.

     Eurodollar borrowings under the term loan facility will bear interest at a rate equal to LIBOR plus 250 basis points, which rate will be reduced to LIBOR plus 225 basis points if the Company's leverage ratio is less than 2.25 to 1. The Company has entered into interest swap agreements fixing the interest rate for three to five years for 50% of the term loan ($425 million).

     PGS' President and CEO Svein Rennemo stated that this represents an important milestone for PGS.

     "In completing our refinancing we have gained increased financial and strategic flexibility. We continue to explore a separation of PGS, guided by the belief that direct access to the capital markets for both Geophysical and Production would allow us to capture more growth opportunities in the years to come."

     In addition, upon the Expiration Date (as defined below), the Company has accepted all of the Notes validly tendered pursuant to the Company's tender offer and consent solicitation relating to the Notes, which expired at 8:00 a.m., New York City time, on December 16, 2005 (the "Expiration Date"). As of the Expiration Date, approximately $741.4 million aggregate principal amount of the Notes were tendered, representing approximately 99% of the aggregate principal amount outstanding.


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Petroleum Geo-Services Inc     Phone:  +1 281-509-8000
15150 Memorial Drive           Fax:    +1 281-509-8500
Houston, TX 77079, USA

Petroleum Geo-Services ASA     Phone:  +47 67 52 64 00
Strandveien 4                  Fax:    +47 67 52 64 64
P.O. Box 89 N-1325 Lysaker, Norway

     PGS engaged UBS Securities LLC as dealer manager for the tender offer and solicitation agent for the consent solicitation and Global Bondholder Services Corp. as the information agent for the tender offer and consent solicitation.

     The tender offer and consent solicitation was made solely on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated November 15, 2005. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Company. It also is not a solicitation of consents to the proposed amendments to the indenture governing the Notes. No recommendation was made as to whether holders of the Notes should tender their Notes or give their consent.

                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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